SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 3

Under the Securities Exchange Act of 1934

Cleantech Solutions International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

18451N204

(CUSIP Number)

Asher S. Levitsky P.C.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, Suite 1100

New York, New York 10105

646 895-7152

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 9, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 18451N204

1.	Name of Reporting Persons: Jianhua Wu
I.R.S. Identification No. of Above Persons (entities only) NA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
People’s Republic of China

Number of shares beneficially owned by each reporting person with:

7.	Sole Voting Power	1,105,184

8.	Shared Voting Power	0

9.	Sole Dispositive Power	1,105,184

10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,105,184

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11)	19.5%

14.	Type of Reporting Person	IN

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CUSIP No. 18451N204

1.	Name of Reporting Persons: Lihua Tang
I.R.S. Identification No. of Above Persons (entities only) NA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Peoples’ Republic of China

Number of shares beneficially owned by each reporting person with:

7.	Sole Voting Power	232,475

8.	Shared Voting Power	0

9.	Sole Dispositive Power	232,475

10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	232,475

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11)	4.1%

14.	Type of Reporting Person	IN

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CUSIP No. 18451N204

1.	Name of Reporting Persons: Maxworthy International Limited
I.R.S. Identification No. of Above Persons (entities only) NA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
British Virgin Islands

Number of shares beneficially owned by each reporting person with:

7.	Sole Voting Power	544,267

8.	Shared Voting Power	0

9.	Sole Dispositive Power	544,267

10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	544,267

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)	9.2%

14.	Type of Reporting Person	CO

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Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share, of Cleantech Solutions International, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal office is No. 9 Yanyu Middle Road, Qianzhou Village, Huishan District, Wuxi City, Jiangsu Province, People’s Republic of China 214181.

Item 2. Identity and Background

(a)       This Schedule 13D is being filed on behalf of Jianhua Wu, Lihua Tang and Maxworthy International Limited (“Maxworthy”). Some of Maxworthy’s shares of common stock are registered under the name Maxworthy Limited. Mr. Wu, Ms. Tang and Maxworthy are collectively referred to as the “Reporting Persons” and each as a “Reporting Person.” Mr. Wu and Ms. Tang are shareholders of Maxworthy and Mr. Wu is the managing director of Maxworthy and has the authority to vote and dispose of the shares owned by Maxworthy.

(b)       Mr. Wu and Ms. Tang are husband and wife. Their address is No. 9 Yanyu Middle Road, Qianzhou Village, Huishan District, Wuxi City, Jiangsu Province, People’s Republic of China 214181.

Maxworthy is a British Virgin Islands corporation. Its address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(c)       Mr. Wu’s principal occupation is as the chief executive officer of the Issuer.

(d)       No Reporting Person has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Wu and Ms. Tang are citizens of the People’s Republic of China. Maxworthy is incorporated under the laws of the British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration

On January 9, 2017, the Issuer awarded to Mr. Wu, 200,000 shares of common stock pursuant to the Issuer’s 2016 Long-Term Incentive Plan. The plan was approved by the stockholders at the 2016 annual meeting of stockholders, and is administered by the compensation committee of the board of directors, which is comprised of three independent directors.

As a result of the forgoing issuances, as of the date of this Schedule, Mr. Wu owned 560,917 shares of common stock, representing 9.9% of the outstanding common stock, Ms. Tang owned 232,475 shares of common stock, representing 4.11% of the outstanding common stock and Maxworthy owned 544,267 shares of common stock, representing 9.6% of the outstanding common stock,. Because Mr. Wu has the power to vote and dispose of the shares owned by Maxworthy, Mr. Wu and his wife, Ms. Tang, beneficially own 1,227,659 shares of common stock, representing 23.6% of the outstanding common stock.

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Item 4. Purpose of Transaction

Mr. Wu is the Issuer’s chief executive officer and a director and the issuance of the shares was an award under the 2016 Long-Term Incentive Plan. He has no specific plan or purpose which relates to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Mr. Wu and the other Reporting Persons may from time to time make additional purchases of the Issuer’s common stock or dispose of some or all of the shares of the Issuer’s common stock presently owned by them.

Item 5. Interest in Securities of the Issuer

(a)       As of the date hereof:

(i) Mr. Wu and Ms. Tang may be deemed the beneficial owners of 1,337,659 shares of common stock, representing 23.6% of the Issuer’s outstanding common stock, based on 5,656,486 shares of common stock outstanding on January 9, 2017, of which Mr. Wu owns individually 560,917 shares (9.9%), Maxworthy owns 544,267 shares (9.2%), Ms. Tang owns 232,475 (4.1%). Mr. Wu disclaims beneficial ownership of the shares owned by Ms. Tang, and Ms. Tang disclaims beneficial ownership of the shares owned by Mr. Wu.

(ii) Because he has the power to vote and dispose of the shares owned by Maxworthy, Mr. Wu may be deemed the beneficial owner of the shares owned by Maxworthy.

(iii) Maxworthy is the beneficial owner of the shares owned by it.

(b)       Mr. Wu has the power to vote and dispose of the shares of common stock owned by him and by Maxworthy. Ms. Tang has the power to vote and dispose of the shares of common stock owned by her.

(c)       Other than as reported in this Schedule 13D, none of the Reporting Persons has not effected any transactions involving the common stock in the 60 days prior to filing this Schedule 13D.

(d)       No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by the Reporting Persons.

(e)       Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

Joint filing agreement dated December 5, 2007, which was filed as Exhibit A to the Schedule 13D filed with the Commission on December 6, 2007.

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Signatures

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2017	/s/ Jianhua Wu
Jianhua Wu

Dated: January 18, 2017	/s/ Lihua Tang
Lihua Tang

Dated: January 18, 2017	MAXWORTHY LIMITED

/s/ Jianhua Wu
Jianhua Wu

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